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    MTS Reports Operating Cash Flow of $530,000 in the Fourth Quarter of 2008

Ra'anana, Israel -March 26, 2009 - MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced its financial results for the fourth quarter of 2008 and the year ended December 31, 2008.

Revenues for the fourth quarter of 2008 were $1.9 million, compared with revenues of $2.2 million in the fourth quarter of 2007. Revenues for the twelve month period ended December 31, 2008 were $8.8 million, compared with revenues of $9.3 million for the 2007 twelve month period. On a pro forma basis, the Company's revenues would have been $13.2 million in 2008 had the acquisition of the AnchorPoint business occurred on January 1, 2008.

Net loss for the fourth quarter was $921,000 or ($0.14) per diluted share, compared with a net loss of $760,000 or ($0.13) per diluted share in the fourth quarter of 2007. Net loss for the twelve month period ended December 31, 2008 significantly decreased to $960,000 or ($0.15) per diluted share, compared with a net loss of $5.8 million, or ($1.01) per diluted share for the 2007 twelve month period.

The significant decrease in the Company's loss for the twelve month period ended December 31, 2008 is mainly attributable to a reduction in operating expenses of $2.1 million and to a $2.3 million impairment of goodwill expense that was recorded in 2007.

"Although we are disappointed with our revenue decline in 2008, I am pleased that our increased selling efforts generated $3.3 million of new orders during the fourth quarter of 2008. We are working diligently to translate our pipeline of orders into revenues this year" said Mr. Eytan Bar, CEO of MTS. "We believe that the significant backlog with which we start 2009, together with the potential of additional sales we gained from the acquisition of the AnchorPoint TEMs business will assist us to overcome the unstable economic environment," concluded Mr. Bar.

"On the strategic side, we are continuing to improve our implementation processes while closely monitoring and reducing our overall costs," commented Mr. Lior Salansky, MTS President. "The AnchorPoint transaction which was consummated at the end of December 2008 complements our TEM offerings and allows our customers to reduce their telecom costs and improve their IT/Telecom processes. TEM offerings, with an immediate return on investment to customers, are important management tools during a period of slowdown and an unstable economic environment." concluded Mr. Salansky.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

AnchorPoint TEM solutions that MTS acquired on December 2008 enable enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The AnchorPoint's software, consulting and managed services solutions -- including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scaleable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

Contact:
Company:

Alon Mualem
CFO
Tel:   +972-9-7777-540
Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                      December 31,
                                                                   -------------------
                                                                     2007       2008
                                                                   --------   --------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                        $  1,437   $  2,009
  Restricted Marketable securities                                      169        196
  Trade receivables (net of allowance for doubtful accounts of
    $ 882 and $ 731 at December 31, 2007 and 2008, respectively)      1,172      1,223
  Unbilled receivables                                                  129        133
  Other accounts receivable and prepaid expenses                        544        318
  Investment in other companies                                         221         --
  Inventories                                                            66        112
                                                                   --------   --------

Total current assets                                                  3,738      3,991
                                                                   --------   --------

LONG-TERM ASSETS:
  Severance pay fund                                                    730        682
  Other investments                                                       3          5
  Deferred income taxes                                                 123         40
                                                                   --------   --------

Total long-term assets                                                  856        727
                                                                   --------   --------

PROPERTY AND EQUIPMENT, NET                                             283        227
                                                                   --------   --------

OTHER ASSETS:
  Goodwill                                                            2,796      3,479
  Other intangible assets, net                                          805      2,198
                                                                   --------   --------

Total other assets                                                    3,601      5,677
                                                                   --------   --------

Total assets                                                       $  8,478   $ 10,622
                                                                   ========   ========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                                                                      December 31,
                                                                                  --------------------
                                                                                    2007        2008
                                                                                  --------    --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short term bank credit and current maturities on bank loan                      $    606    $     45
  Trade payables                                                                       447         712
  Accrued expenses and other liabilities                                             3,309       2,638
  Deferred revenues                                                                  1,390       2,323
                                                                                  --------    --------

Total current liabilities                                                            5,752       5,718
                                                                                  --------    --------

LONG-TERM LIABILITIES -
  Accrued severance pay                                                              1,157       1,105
                                                                                  --------    --------

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
  Share capital -
    Ordinary shares of NIS 0.01 par value - Authorized: 12,000,000 shares at
      December 31, 2007 and 2008; Issued: 5,784,645 shares at December 31, 2007 and 8,928,750 at December 31, 2008; Outstanding: 5,773,845 shares at
      December 31, 2007 and 8,917,950 at December 31, 2008                              17          26
  Additional paid-in capital                                                        16,201      19,410
  Treasury shares (10,800 Ordinary shares at December 31, 2007 and 2008)               (29)        (29)
  Accumulated other comprehensive income                                                12         (16)

  Accumulated deficit                                                              (14,632)    (15,592)
                                                                                  --------    --------

Total shareholders' equity                                                           1,569       3,799
                                                                                  --------    --------

Total liabilities and shareholders' equity                                        $  8,478    $ 10,622
                                                                                  ========    ========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands (except share and per share data)


                                                                             Year ended                  Three months ended
                                                                             December 31,                    December 31,
                                                                     ----------------------------    ----------------------------
                                                                         2007            2008            2007            2008
                                                                     ------------    ------------    ------------    ------------
Revenues:
  Product sales                                                      $      5,760    $      5,127    $      1,297    $      1,419
  Services                                                                  3,578           3,624             903             459
                                                                     ------------    ------------    ------------    ------------

Total revenues                                                              9,338           8,751           2,200           1,878
                                                                     ------------    ------------    ------------    ------------

Cost of revenues:
  Product sales                                                             1,872           1,487             398             627
  Services                                                                    864             834             167             161
                                                                     ------------    ------------    ------------    ------------

Total cost of revenues                                                      2,736           2,321             565             788
                                                                     ------------    ------------    ------------    ------------

Gross profit                                                                6,602           6,430           1,635           1,090
                                                                     ------------    ------------    ------------    ------------

Operating expenses:
  Research and development, net of grants from the OCS                      2,640           2,688             547             574
  Selling and marketing                                                     3,481           1,927             831             581
  General and administrative                                                3,695           3,065             983             823
  Impairment of goodwill and other intangible assets                        2,312              --
                                                                     ------------    ------------    ------------    ------------

Total operating expenses                                                   12,128           7,680           2,361           1,978
                                                                     ------------    ------------    ------------    ------------

Operating loss                                                             (5,526)         (1,250)           (726)           (888)
Financial income (expenses), net                                             (105)             --             (74)             59
Capital gain (loss) on sale investment                                        (63)            398             (63)             16
                                                                     ------------    ------------    ------------    ------------

Loss before taxes on income                                                (5,694)           (852)           (863)           (813)
Tax on income (benefit), net                                                 ((68             108            ((68             108
                                                                     ------------    ------------    ------------    ------------

Loss before equity in earnings (loss) of affiliate                         (5,626)           (960)           (795)           (921)
Equity in earnings (loss) of affiliate                                       (197)             --              35              --
                                                                     ------------    ------------    ------------    ------------

Net loss                                                             $     (5,823)   $       (960)   $       (760)   $       (921)
                                                                     ============    ============    ============    ============

Net loss per share:

Basic and diluted net loss per Ordinary share                        $      (1.01)   $      (0.15)   $      (0.13)   $      (0.14)
                                                                     ============    ============    ============    ============

Weighted average number of Ordinary shares used in computing basic
   and diluted net loss per share                                       5,773,845       6,529,837       5,773,845       6,743,335
                                                                     ============    ============    ============    ============